Contact

wrdiricco@ucdavis.edu

www.linkedin.com/in/williamdiricco
(LinkedIn)

Top Skills

Social Media

Marketing

Cost Reduction

Certifications

Accounts & Contacts for Salesforce
Classic

CRM for Salesforce Classic

Leads & Opportunities for Salesforce
Classic

William DiRicco

Co-Founder and COO of Pangea on a mission to clean the 1000
dirtiest rivers of the world!
San Francisco

Summary

In our current world, buying anything is problematic for the
environment. Consumerism is destroying our planet at accelerated
rates. But what if we use business as a force for good to save our
planet instead of harming it?

The future is sustainable. I'm a passionate entrepreneur on a
mission to save our oceans through innovative circular economy
models and by using e-commerce as a force for good to drive
profitable positive impact.

Experience

PANGEA
Co-Founder / COO
May 2019 - Present (3 years 1 month)
San Francisco Bay Area

We leverage market analytics and data science to identify high-demand
Outdoor products on e-commerce and replace them with unique ecological
and carbon-negative alternatives that the market loves.
We launch them on Kickstarter, scale them online globally at high speed, and
use part of the funds to clean our planet and stop ocean pollution.

Our products are based on virtuous circles and sustainable supply chains
that directly benefit our planet. The more PANGEA products our customers
purchase, the better for the environment.

19 tons of trash cleaned from 11 countries with 1,500+ volunteers, 16 river
trash barriers placed so far to stop 5 tons of trash per month before it enters
our oceans, 2,700 mangrove trees planted and restored, and counting!
On a mission to place 500 river barriers in 100 of the most polluting rivers of
the world and organize 1 cleanup in each country of our planet.

"Where some see trash we see treasure"

Our next goal is to recycle the plastic we collect into more products by innovating in material science and circular economy to close the PANGEA Positive Loop.

Amplitude
Product Analytics Development
April 2020 - July 2020 (4 months)
San Francisco Bay Area

SV Academy
Sales Development Fellowship
February 2020 - April 2020 (3 months)
San Francisco Bay Area

• Selected in the top 2% of applicants for competitive Business Development Fellowship offered to high potential individuals preparing for a role in SaaS
• Mentored by by Brandon Newton, Top performing SDR at Branch
• Mentored by Shane Falkowski, Sales Manager at SalesLoft
• Mentored by Onn Rubin, Head of Global Sales at Amplitude

Evolution Commerce
Website Development/ Marketing
August 2018 - May 2019 (10 months)
Medellin, Colombia

• Managed Ad campaigns targeted at increasing followers
• Involved in product development and listing optimization

Sunrun
Field Marketing
June 2017 - December 2017 (7 months)
Elk Grove, CA

Field Marketing/ Prospect Qualification

Mr. Pickle's Inc.
Shift Supervisor
January 2014 - April 2017 (3 years 4 months)
Davis, CA

•Cross trained in every role at the store

Costco Wholesale
Front End Sales

August 2013 - December 2013 (5 months)

Spokane, Washington Area

•Actively sold various rotating products

Education

University of California, Davis

· (2014 - 2018)